March 7, 2018

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:	Tiffany Piland Posil, Special Counsel

David Plattner, Special Counsel

Re:	Connecture, Inc.

Amendment No. 1 to Schedule 13E-3

Filed February 12, 2018

File No. 005-88454

Definitive Proxy Statement on Schedule 14A

Filed February 12, 2018

File No. 001-36778

Dear Ms. Posil:

This letter is being furnished by Connecture, Inc. (the “Company”) in response to the comment letter (the “Comment Letter”), dated February 22, 2018, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Amendment No. 1 to Schedule 13E-3 filed February 12, 2018 (the “Schedule 13E-3”), and the Company’s Definitive Proxy Statement on Schedule 14A, filed February 12, 2018 (the “Definitive Proxy Statement”).

In connection with this letter, the Company has filed a supplement (the “Proxy Statement Supplement”) to the Definitive Proxy Statement and Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Proxy Statement Supplement and the Amended Schedule 13E-3 reflect the respective filing person’s responses to the comments from the Staff and incorporate certain other updating and conforming changes. All page numbers in the responses below refer to the original page numbers in the Definitive Proxy Statement or the page numbers in the Amended Schedule 13E-3, as applicable, except as otherwise noted. Capitalized terms used in this letter but not otherwise defined have the meanings given to such terms in the Definitive Proxy Statement. We have enclosed a courtesy package, which includes copies of the Proxy Statement Supplement and marked copies of the Amended Schedule 13E-3.

Amendment No. 1 to Schedule 13E-3

1.	We note that Mr. Perlman, a member of the Board of the Company and Co-President of Francisco Partners, will retain an indirect financial interest in the Company through his ownership interest in Parent as a result of the contribution of Rollover Shares to Parent. Please tell us why Mr. Perlman is not an affiliate of the Company engaged in the Rule 13e-3 transaction and should not be listed as a signatory to the Schedule 13E-3 and included as a filing person.

Division of Corporation Finance

Securities and Exchange Commission

March 7, 2018

Response: In response to the Staff’s comment, Mr. Perlman has been listed as a signatory to the Amended Schedule 13E-3 and included as a filing person in the Proxy Statement Supplement.

Definitive Proxy Statement on Schedule 14A

Background of the Merger, page 16

2.	Disclosure indicates that from August 18, 2017 through November 21, 2017, representatives of Raymond James contacted 20 strategic parties (in addition to Sponsor A) and one financial sponsor (in addition to the Sponsor Entities) to assess their interest in exploring a transaction with the Company. Please provide additional disclosure as to why Raymond James did not contact additional financial sponsors.

Response: As set forth on page 2 of the Proxy Statement Supplement, in response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Definitive Proxy Statement to note Raymond James’ reasons for not contacting additional financial sponsors.

3.	Please elaborate on the nature of the Nasdaq continued listing requirements that the Company ceased to meet in May 2017.

Response: As set forth on page 2 of the Proxy Statement Supplement, in response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Definitive Proxy Statement to elaborate on the nature of the Nasdaq continued listing requirements that the Company ceased to meet in May 2017.

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger, page 28

4.	Disclosure here and on page 34 indicates that you assume the determination of fairness to the Non-Rolling Stockholders is also applicable to the Company’s unaffiliated security holders. Please revise to clearly state whether the Special Committee and the Board believe the going-private transaction is fair to unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

Response: As set forth on pages 1, 2, 3, 4 and 5 of the Proxy Statement Supplement, in response to the Staff’s comment, the Company has revised the disclosure on the first introductory page and pages 27, 28, 33, 34 and 118 of the Definitive Proxy Statement to state that the Special Committee and the Board believe the going-private transaction is fair to the Company’s unaffiliated security holders (as defined in Rule 13e-3 under the Exchange Act).

5.	Please disclose to what extent the Special Committee and the Board considered, in determining the fairness of the Merger to unaffiliated security holders, whether the consideration offered to such holders constitutes fair value in relation to (i) net book value and (ii) purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A. Refer to Instruction 2 to Item 1014 of Regulation M-A.

Division of Corporation Finance

Securities and Exchange Commission

March 7, 2018

Response: As set forth on page 3 of the Proxy Statement Supplement, in response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Definitive Proxy Statement to note that the Special Committee and the Board did not consider, in determining the fairness of the Merger to unaffiliated security holders, whether the consideration offered to such holders constitutes fair value in relation to (i) net book value and (ii) purchase prices paid in previous purchases of the Company’s securities.

Position of the Purchaser Filing Parties As to the Fairness of the Merger, page 35

6.	Please disclose to what extent the Purchaser Filing Parties considered, in determining the fairness of the Merger to unaffiliated security holders, whether the consideration offered to such holders constitutes fair value in relation to (i) historical market prices, (ii) going concern value and (iii) purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A. Refer to Instruction 2 to Item 1014 of Regulation M-A.

Response: As set forth on page 3 of the Proxy Statement Supplement, in response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Definitive Proxy Statement to note that the Purchaser Filing Parties did not consider, in determining the fairness of the Merger to unaffiliated security holders, whether the consideration offered to such holders constitutes fair value in relation to (i) historical market prices, (ii) going concern value and (iii) purchase prices paid in previous purchases of the Company’s securities.

Opinion of the Special Committee’s Financial Advisor, page 37

7.	Please disclose the financial projections provided to Houlihan Lokey in this section or include a cross-reference to the appropriate section where such projections can be found.

Response: As set forth on page 4 of the Proxy Statement Supplement, in response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Definitive Proxy Statement to include a cross-reference to the section of the Definitive Proxy Statement entitled “Special Factors—Projected Financial Information.”

8.	Please clarify how your analysis of the selected informational companies impacted your Selected Companies Analysis.

Response: As set forth on page 4 of the Proxy Statement Supplement, in response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Definitive Proxy Statement to clarify how the selected informational companies were viewed in connection with Houlihan Lokey’s selected companies analysis.

9.	Please disclose the portion of Houlihan Lokey’s aggregate fee that became payable upon delivery of Houlihan Lokey’s opinion.

Response: As set forth on page 5 of the Proxy Statement Supplement, in response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Definitive Proxy Statement to note the portion of Houlihan Lokey’s aggregate fee that became payable upon delivery of Houlihan Lokey’s opinion.

Division of Corporation Finance

Securities and Exchange Commission

March 7, 2018

10.	Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

Response: Based on information provided by Houlihan Lokey, the Company advises the Staff that there were no material relationships required by Item 1015(b)(4) of Regulation M-A to be disclosed. The Company also respectfully notes for the Staff the disclosure currently included on page 27 of the Definitive Proxy Statement under “Special Factors—Background of the Merger,” which indicates that Houlihan Lokey confirmed that, other than with respect to Houlihan Lokey’s engagement on behalf of the Special Committee in connection with the Merger, no engagements active between November 28, 2015 and January 4, 2018 directly by Francisco Partners, Chrysalis or the Company pursuant to a written engagement letter to provide advisory services to such entities for which such entities paid fees to Houlihan Lokey were identified.

Projected Financial Information, page 51

11.	Please tell us why you disclose only summary information instead of the complete financial projections provided to Houlihan Lokey.

Response: The Company respectfully advises the Staff that the financial projections included in the section entitled “Special Factors—Projected Financial Information” beginning on page 51 of the Definitive Proxy Statement represent the material financial projections relied upon by the Special Committee and the Board in determining the fairness of the transaction to the Company’s unaffiliated security holders and provided to Houlihan Lokey for Houlihan Lokey’s use and reliance for purposes of its financial analyses and opinion. The Company further respectfully advises the Staff that it believes that inclusion of additional financial projections prepared by the Company in the Definitive Proxy Statement would not materially alter the total mix of information provided to investors and would be potentially misleading and confusing to investors. The Company notes that additional financial projections prepared by the Company are available to investors through the exhibits to the Schedule 13E-3.

Historical Selected Financial Information, page 101

12.	Please update your disclosure here and in Item 13 of Schedule 13E-3 to provide audited financial statements for the fiscal year ended December 31, 2017, as well as updated ratio of earnings to fixed charges and book value per share, or confirm that each of the conditions set forth in Rule 8-08(b) of Regulation S-X have been met.

Response: The Company informs the Staff that following the filing of its Annual Report on Form 10-K for its fiscal year ended December 31, 2017, the Company will further amend the Definitive Proxy Statement to provide audited financial statements for the fiscal year ended December 31, 2017, as well as an updated ratio of earnings to fixed charges and book value per share. The Company advises the Staff that it will not mail the Definitive Proxy Statement until such updates to the Definitive Proxy Statement have been made and filed with the Commission.

*        *        *

Division of Corporation Finance

Securities and Exchange Commission

March 7, 2018

If you have any questions related to this letter, please contact Samer M. Zabaneh of DLA Piper LLP (US), the Company’s outside counsel, at (512) 457-7126 or Robert E. Goedert of Kirkland & Ellis LLP, the Purchaser’s outside counsel, at (312) 862-7317

Sincerely,

CONNECTURE, INC.

By:	/s/ Brian D. Lindstrom
Brian D. Lindstrom
Chief Financial Officer

cc:	Jeffery A. Surges, Connecture, Inc.

Samer M. Zabaneh, P.C., DLA Piper LLP (US)

Joseph G. Silver, DLA Piper LLP (US)

Robert E. Goedert, Esq., Kirkland & Ellis LLP